

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 22, 2009

Mr. Rodger L. Johnson
Chairman and Chief Executive Officer
Knology, Inc.
1241 O.G. Skinner Drive
West Point, Georgia 31833

> **Re: Knology, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **File No. 000-32647**

Dear Mr. Johnson:

        We have reviewed your supplemental response letter dated January 9, 2009 as well as your filing and have the following comments.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 45
Valuation of Long-Lived and Intangible Assets and Goodwill, page 46

1. We note your response to prior comment 1 and your proposed disclosures. Please provide the following additional disclosures:

    - Disclose the actual assumptions used to determine fair value under your discounted cash flow approach. For example, disclose the numerical values utilized in your valuation multiple, discount rate (WACC), revenue growth rates in projected cash flows, etc. You should provide a sensitivity analysis based on any reasonably likely changes in your valuation multiple, discount rate and revenue growth rates.

- Disclose what your geographic operating units are. For example, disclose whether the geographic operating units represent the cities, states, larger regions (such as Southeastern and Midwestern) OR the markets listed on page 11.

Please provide us with your proposed disclosures including those provided in your previous response to this comment.

2. Summary of Significant Accounting Policies

Goodwill and intangible assets, page F-12

2. We have reviewed your response to prior comment 3 and we continue to believe that you are required to assign value to the cable franchise agreements you acquired in 2007 and 2008. A cable franchise agreement should be recognized as an intangible asset apart from goodwill in accordance with paragraphs 39 and A14(d)(5) of SFAS 141. We note that you did not assign any value because "franchises are not exclusive and municipalities are required to grant franchises to any person or entity that can demonstrate that it is a viable business." We believe these factors should be considered in valuing these agreements and determining their useful lives. Similarly, you state that "no value was allocated to the cable franchises obtained because these franchises are deemed to have indefinite lives." This factor may indicate that the franchise agreements have indefinite lives, as discussed in the last section of paragraph 11 of SFAS 142. Refer to EITF D-108 for other guidance in valuing cable franchise agreements. Accordingly, please provide us an analysis of (i) the fair value of the cable franchise agreements that you have acquired in 2007 and 2008, (ii) the estimated useful life (lives) of these cable franchise agreements, and (iii) the amount of amortization that would have been recorded in 2007, 2008, and 2009. If you continue to believe your accounting is appropriate, please fully explain to us the basis for your conclusion and provide us the related valuations that you have performed. As part of your response (whether or not you agree with our determination), please identify for us each of the areas underlying the cable franchise agreements that were acquired in 2007 and 2008. For each of these areas, identify any competing franchises that were issued and tell us the date the competing franchises were issued. In addition, tell us the approximate market share for each franchise in each area.

Investments, page F-15

3. We refer to your response to prior comment 4. We note your statement that your investment in PWCA consists of 50% of the fair market value of the land contributed by PrairieWave to PWCA. However, we note that your investment in PWCA consists of a 50% ownership interest in the fair value of the net assets held

by PWCA. It is unclear from your response if PWCA holds any net assets (such as the building) other than the land contributed by PrairieWave to PWCA. If PWCA also holds the building or any other net assets, it would appear that the fair value of your interest in PWCA should be 50% of the fair market value of the entire PWCA entity. Please advise.

4. We reissue prior comment 5. Please provide us a more detailed analysis of FIN 46(R) in regards to PWCA. Tell us how you evaluated whether PWCA is a variable interest entity that is subject to consolidation. If PWCA is considered to be a variable interest entity, tell us how you determined the primary beneficiary. Specifically refer to the appropriate paragraphs of FIN 46(R) in your response.

Revenue Recognition, page F-16

5. We note your response to prior comment 6. It is unclear to us why you are expensing your direct selling costs pursuant to paragraph 6 b. of SFAS 51. In this regard, we note that you should only expense such costs during the prematurity period. If you are no longer in the prematurity period, it appears that you should comply with paragraphs 11 and 12 of SFAS 51. Please advise. Also, please revise your proposed disclosures to state that "direct selling costs, or commissions, have exceeded installation revenues in all reported periods and such excess is accounted for….."

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273, Robert Bartelmes, Senior Financial Analyst at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director